UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, and accepted for processing on June 11, 2024, the following is hereby stated:

1.

In accordance with the prior announcement of the Offer and as a consequence of the final dividend against the 2024 financial year results in the amount of €0.1244 per share to be paid today by Banco Sabadell to its shareholders, the consideration for the Offer must be adjusted with the ex-dividend date (March 26, 2025).

Therefore, after applying the adjustment in the terms set forth in the prior announcement, the consideration offered by BBVA to the shareholders of Banco Sabadell under the Offer is adjusted to one (1) newly issued ordinary share of BBVA and €0.29 in cash for every five point three four five six (5.3456) ordinary shares of Banco Sabadell.

2.

Additionally, BBVA announced - by means of an inside information dated February 14, 2025 (registration number 2604) - the proposal to its General Shareholders’ Meeting of payment of a final dividend against the 2024 financial year results in the gross amount of €0.41 per share. On March 21, 2025, BBVA’s General Shareholders’ Meeting approved said final dividend. As a consequence of this dividend payment by BBVA, and in accordance with the prior announcement, the consideration for the Offer will again need to be adjusted.

Accordingly, as of April 8, 2025 (ex-dividend date of BBVA’s final dividend to be paid on April 10, 2025), the consideration offered by BBVA to the shareholders of Banco Sabadell under the Offer will be adjusted to one (1) newly issued ordinary share of BBVA and €0.70 in cash for every five point three four five six (5.3456) ordinary shares of Banco Sabadell.

These adjustments, as outlined in the prior announcement of May 9, 2024, are intended to maintain the economic terms of the offer equivalent, following the dividend payments made by both entities.

Madrid, March 28, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: March 28, 2025	By: /s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese

Title: Global Head of Strategy & M&A